LEONARD HOLLAND, B.Sc., C.Eng., FIMMM

Consent and Certificate
of Professional (Qualified Person)

British Columbia Securities Commission	Toronto Stock Exchange
Pacific Centre	The Exchange Tower
12th Floor, 701 West Georgia Street	130 King Street West
Vancouver, British Columbia	Toronto, Ontario
CANADA V7Y 1L2	CANADA M5X 1J2

Attention: Corporate Finance	Attention: Listed Issuer Services

Ontario Securities Commission	Alberta Securities Commission
20 Queen Street West, Suite 1903	4 th Floor, 300 – 5th Avenue S.W.
Toronto, Ontario	Calgary, Alberta
CANADA M5H 3S8	CANADA T2P 3C4

Attention: Corporate Finance	Attention: Corporate Finance

Re: Cardero Resource Corp. (the “Issuer”)

I, Leonard Holland, Chartered Engineer, of 9 Nevis Close, Linslade, Leighton Buzzard, Bedfordshire, England, have prepared and am the author of Section 16 entitled “Mineral Processing and Metallurgical Testing” of the technical report entitled “Pampa El Toro Mineral Resource Technical Report” dated September 10, 2009 (the “Report”).

1.	I hereby consent to:

(a)

the public filing of the Report on SEDAR and in the public files with the Securities Commissions of British Columbia, Alberta and Ontario and with the Toronto Stock Exchange and the United States Securities and Exchange Commission;

	(b)	the use of and reliance upon the Report for disclosure in the Issuer’s Management Information Circular dated April 21, 2011 (the “Circular”);

	(c)	the inclusion of extracts from, or a summary of, the Report in the Circular; and

	(d)	the use of the Report for any and all required regulatory filings, acceptances or approvals in connection with the mineral property that is the subject of the Report.

2.

I hereby consent to the use of my name “Leonard Holland”, and to the use of the name of “Holland & Holland Consultants”, a private engineering firm of which I am the principal Consultant - Minerals Processing, in the Circular.

3.	I hereby certify that I have read the Circular and that the Circular fairly and accurately represents the information contained in the Report.

Dated this 27th day of April, 2011

(signed) Len Holland
Leonard Holland, B.Sc., C.Eng., FIMMM